Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2024

Financial Highlights

For the three months ended June 30, 2024 (“Q2 2024”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $74.4 million, operating income of $1.3 million and net loss of $12.9 million, after recording a combined $16.4 million non-cash impairment in respect of the vessels Dan Cisne and Dan Sabia. When adjusted to remove the impact of the impairment, operating income for the quarter was $17.7 million and net income was $3.5 million.

●	Generated Adjusted EBITDA[1] of $45.5 million.

●	Reported $66.6 million in available liquidity at June 30, 2024, which was comprised of cash and cash equivalents of $56.6 million and undrawn revolving credit facility capacity of $10 million.

Other Partnership Highlights and Events

●	Fleet operated with 98.8% utilization for scheduled operations in Q2 2024.

●	On July 9, 2024, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q2 2024, which was paid on August 8, 2024, to all common unitholders of record on July 29, 2024. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q2 2024 in an aggregate amount of $1.7 million.

●	On April 12, 2024, an agreement was reached with Eni, on terms no less favourable to the Partnership than applied previously, to delay delivery of Ingrid Knutsen until October 2024 for a time charter for a fixed period of two years plus two charterer’s options each of one year. In connection therewith, on July 25, 2024, a time charter due to commence Q4 2024 was executed with Eni in respect of the Torill Knutsen for a fixed period of three years plus three charterer’s options each of one year.

●	On April 17, 2024 a time charter for the Carmen Knutsen was executed with an oil major, to commence Q1 2026 for a fixed period of four years plus a charterer’s option for one additional year.

●	On April 22, 2024, the Ingrid Knutsen began operating under a rolling monthly time charter with our sponsor Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) at a reduced charter rate, to expire upon her delivery to Eni in October 2024.

●	On May 22, 2024, Knutsen Shuttle Tankers 14 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility with DNB and Nordea, which is secured by the Hilda Knutsen. This new facility replaced the facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited, which also was secured by the Hilda Knutsen and was repaid on the closing date with a balloon payment of $58.5 million.

●

On July 10, 2024, the Partnership received the Dan Sabia back via redelivery, following expiry of its bareboat charter party to Transpetro. The Dan Sabia is being marketed for shuttle tanker operation principally in Brazil and remains available also for charter to Knutsen NYK (subject to negotiation and approvals) and short-term conventional tanker contracts.

●

On August 15, 2024, repair work on the Torill Knutsen was completed following the breakage of a generator rotor in January 2024. The Torill Knutsen remained able to serve a limited range of client facilities, and the Partnership expects to be compensated by insurance for the extent to which, as a consequence of this breakage, the Torill Knutsen’s earnings have fallen short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also expects that the repair cost will be covered by insurance, in excess of a deductible of $150,000.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●

On August 22, 2024, the Partnership agreed with Shell to extend by 1 year the charters for Tordis Knutsen and Lena Knutsen and to provide Shell with options to extend each of these charters by up to 3 periods of 1 year each. Thus, the fixed charter period for each charter will extend until 2028 and the option periods will extend until 2031.

●

On September 3, 2024, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS (“KST”), acquired KNOT Shuttle Tankers 31 AS, the company that owns the shuttle tanker Tuva Knutsen, from Knutsen NYK (the “Tuva Knutsen Acquisition”). Simultaneously, KST sold KNOT Shuttle Tankers 20 AS, the company that owns the shuttle tanker Dan Cisne, to Knutsen NYK (the “Dan Cisne Sale”). The purchase price for the Tuva Knutsen Acquistion was $97.5 million less $69.0 million of outstanding debt plus $0.4 million of capitalized fees related to the credit facility secured by the Tuva Knutsen. The sale price for the Dan Cisne Sale was $30 million and there was no related debt. The combination of the Tuva Knutsen Acquisition and the Dan Cisne Sale was settled by a net cash payment from Knutsen NYK to KST of $1.1 million (relating to the difference between the prices of the respective transactions). Customary adjustments relating to working capital and an associated interest rate swap will also be made following the closing.

The Tuva Knutsen is operating in Brazil on a charter contract with TotalEnergies, for which the current fixed period expires in February 2026, and for which the charterer holds options for a further 10 years. As part of the Tuva Knutsen Acquisition, Knutsen NYK has agreed that if at any time during the seven years following the closing date of the Tuva Knutsen Acquisition the Tuva Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the TotalEnergies charter, then Knutsen NYK shall pay the Partnership such rate of hire that would have been in effect and payable under the TotalEnergies charter; provided, however, that in the event that for any period during such seven years the Tuva Knutsen is chartered under a charter other than the TotalEnergies charter and the rate of hire being paid under such charter is lower than the rate of hire that would have been in effect and payable under the TotalEnergies charter during any such period, then Knutsen NYK shall pay the Partnership the difference between the rate of hire that would have been in effect and payable under the TotalEnergies charter during such period and the rate of hire that is then in effect and payable under such other charter. Thus, Knutsen NYK has effectively guaranteed the hire rate for the Tuva Knutsen until September 3, 2031 on the same basis as if TotalEnergies had exercised its options through such date.

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Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q2 2024, marked by safe operation at over 98% fleet utilization, consistent revenue and operating income generation, and material progress in securing additional charter coverage for our fleet.

Including the swap of the Dan Cisne for the Tuva Knutsen and those contracts signed since June 30, 2024, we now have 93% of charter coverage for the whole of 2024 from fixed contracts, which rises to 95% if charterers’ options are exercised. Having executed a number of new contracts this year, we have established good momentum in a strengthening market and remain focused on filling the remaining gaps in our charter portfolio.

In Brazil, the main offshore oil market where we operate, the outlook is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’ continued high production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is tightening materially. Our secondary geography, in the North Sea, is taking longer to re-balance, but we welcome the recent news of the long-anticipated Johan Castberg FPSO having recently set sail for the Barents Sea, where it is scheduled to begin production later this year.

We are aware that Knutsen NYK has ordered three new shuttle tankers to be chartered to Petrobras with delivery over 2026-2027; and we note reports of another operator ordering three new shuttle tankers, with delivery by early 2027. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. These new orders bring anticipated deliveries to a total of eleven, spread over the coming three years. We continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth in the coming years, particularly as increasing numbers of shuttle tankers reach or exceed typical retirement age.

As the largest owner and operator of shuttle tankers (together with our sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We are pleased to have agreed the swap of the Dan Cisne for the Tuva Knutsen, which provides growth for the fleet without a requirement for new funding, while also increasing our pipeline of long-term contracts, reducing our average fleet age, and concentrating our fleet in the most in-demand shuttle tanker class. We remain focused on generating certainty and stability of cashflows from long-term employment with high quality counterparties, and are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead.”

Financial Results Overview

Results for Q2 2024 (compared to those for the three months ended March 31, 2024 (“Q1 2024”)) included:

•	Revenues of $74.4 million in Q2 2024 ($76.6 million in Q1 2024), with the decrease due to lower revenues related to spot voyages compared with those performed in Q1 2024.

•	Vessel operating expenses of $27.0 million in Q2 2024 ($25.9 million in Q1 2024), with the increase due to higher vessel service and repair related cost, in addition to an increase in port expenses and IT related costs.

•	Depreciation of $27.7 million in Q2 2024 ($27.7 million in Q1 2024).

•	Impairments in respect of the Dan Cisne and Dan Sabia of $5.8 million and $10.6 million, respectively, were recognized in Q2 2024, while there were no impairments in Q1 2024. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. This exercise in Q2 2024 resulted in an impairment in respect of these vessels owing to their lack of long-term charters in a context where their smaller size is not optimal for the Brazilian market and affects the outlook for future employment.

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•	General and administrative expenses of $1.4 million in Q2 2024 ($1.6 million in Q1 2024).
•	Operating income consequently of $1.3 million in Q2 2024 ($19.7 million in Q1 2024). When adjusted to remove the impact of the impairment, operating income for Q2 2024 was $17.7 million.

•	Interest expense of $16.9 million in Q2 2024 ($17.5 million in Q1 2024) with the decrease due to outstanding debt decreasing and lower interest rates.

•	Realized and unrealized gain on derivative instruments of $1.8 million in Q2 2024 (gain of $5.0 million in Q1 2024), including unrealized loss (i.e. non-cash) elements of $2.2 million in Q2 2024 (gain of $0.9 million in Q1 2024).

•	Net loss consequently of $12.9 million in Q2 2024 (net income of $7.4 million in Q1 2024). When adjusted to remove the impact of the impairment, net income in Q2 2024 was $3.5 million.

By comparison with the three months ended June 30, 2023 (“Q2 2023”), results for Q2 2024 included:

•	an increase of $32.5 million in operating income (to $1.3 million in Q2 2024 from a loss of $31.2 million in Q2 2023), driven primarily by a reduction in the impairments of the Dan Cisne and Dan Sabia of $16.4 million in Q2 2024 compared with impairments of $49.6 million in Q2 2023; and driven also by higher time charter and bareboat revenues partly offset by higher vessel operating expenses;

•	an increase of $4.9 million in finance expense (to finance expense of $14.0 million in Q2 2024 from finance expense of $9.1 million in Q2 2023), due to lower realized and unrealized gain on derivative instruments, partly offset by lower interest expenses.

•	a reduction of $27.5 million in net loss (to a net loss of $12.9 million in Q2 2024 from a net loss of $40.4 million in Q2 2023).

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Financing and Liquidity

As of June 30, 2024, the Partnership had $66.6 million in available liquidity, which was comprised of cash and cash equivalents of $56.6 million and $10 million of capacity under one of the revolving credit facilities. The Partnership’s revolving credit facilities mature between August 2025 and November 2025.

The Partnership’s total interest-bearing obligations outstanding as of June 30, 2024 were $901.0 million ($895.4 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q2 2024 was approximately 2.26% over SOFR. These obligations are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2024	$7,038	$38,587	$—	$45,625
2025	14,399	76,081	176,583	267,063
2026	15,060	59,096	219,521	293,677
2027	15,751	30,231	37,500	83,482
2028	16,520	13,240	78,824	108,585
2029 and thereafter	102,602	—	—	102,602
Total	$171,370	$217,235	$512,429	$901,034

As of June 30, 2024, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $389.3 million, to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2024, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 1.82% under its interest rate swap agreements, which have an average maturity of approximately 1.4 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2024, the Partnership’s net exposure to floating interest rate fluctuations was approximately $283.7 million based on total interest-bearing contractual obligations of $901.0 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $171.4 million, less interest rate swaps of $389.5 million, and less cash and cash equivalents of $56.6 million.

On May 22, 2024, Knutsen Shuttle Tankers 14 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Hilda Knutsen, closed a new $60 million senior secured term loan facility secured by the Hilda Knutsen, which replaced and financed repayment of the existing loan facility secured by the Hilda Knutsen. This new facility carries terms and conditions similar to those in the facility it replaced, including an interest rate per annum equal to SOFR plus a margin of 2.25%.

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Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Given the relationship between the Partnership and Knutsen NYK, any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

Knutsen NYK owns with effect on the date of this release, or has ordered, the following vessels and has entered into the following charters:

1.	In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

2.	In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

3.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

4.	In August 2022, Sindre Knutsen, was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

5.	In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

6.	In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

7.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.

Outlook

At June 30, 2024, the Partnership’s fleet of eighteen vessels had an average age of 10.2 years, and the Partnership had charters with an average remaining fixed duration of 2.3 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.3 years on average. The Partnership had $ 773 million of remaining contracted forward revenue at June 30, 2024, excluding charterers’ options and excluding contracts agreed or signed after that date. The combined effect of the Tuva Knutsen Acquisition and the Dan Cisne Sale will first be reflected in the equivalent measures for September 30, 2024.

The market for shuttle tankers in Brazil, where thirteen of our vessels operated during Q2 2024, has continued to tighten, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel. While the Dan Sabia stands out among the Partnership’s fleet as being of a smaller size than is optimal in today’s Brazilian market, we remain in discussions with our customers and continue to evaluate all our options for the Dan Sabia, including but not limited to redeployment in the tightening Brazilian market, deployment to the North Sea, charter to Knutsen NYK (subject to negotiation and approvals), short term conventional tanker work and sale.

6

Shuttle tanker demand in the North Sea has remained subdued, driven by the impact of COVID-19-related project delays. We expect these conditions to persist for several more quarters until new oil production projects that are anticipated come on stream, most notably the long-anticipated Johan Castberg field in the Barents Sea, which is scheduled to come online later this year.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, and position itself to benefit from its market-leading position in an improving shuttle tanker market.

The Partnership’s financial information for the quarter ended June 30, 2024 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s quarter end close procedures and further financial review. Actual results may differ as a result of the completion of the Partnership’s quarter end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2024 is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Wednesday September 4, 2024 at 9:30 AM (Eastern Time) to discuss the results for Q2 2024. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 889208.

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

September 3, 2024

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Time charter and bareboat revenues	$73,437	$73,362	$69,924	$146,799	$132,857
Voyage revenues (1)	351	2,715	1,585	3,066	8,839
Loss of hire insurance recoveries	78	—	1,424	78	2,335
Other income	554	555	891	1,109	973
Total revenues	74,420	76,632	73,824	151,052	145,004
Vessel operating expenses	26,952	25,909	25,287	52,861	44,730
Voyage expenses and commission (2)	584	1,635	159	2,219	4,855
Depreciation	27,748	27,742	28,107	55,490	55,836
Impairment (3)	16,384	—	49,649	16,384	49,649
General and administrative expenses	1,426	1,637	1,838	3,063	3,488
Total operating expenses	73,094	56,923	105,040	130,017	158,558
Operating income (loss)	1,326	19,709	(31,216)	21,035	(13,554)
Finance income (expense):
Interest income	897	828	861	1,725	1,544
Interest expense	(16,863)	(17,465)	(18,107)	(34,328)	(35,476)
Other finance income/(expense)	177	(269)	(112)	(92)	(184)
Realized and unrealized gain (loss) on derivative instruments (4)	1,797	5,002	8,124	6,799	5,814
Net gain (loss) on foreign currency transactions	28	(226)	109	(198)	(27)
Total finance income (expense)	(13,964)	(12,130)	(9,125)	(26,094)	(28,329)
Income (loss) before income taxes	(12,638)	7,579	(40,341)	(5,059)	(41,883)
Income tax benefit (expense)	(213)	(141)	(49)	(354)	196
Net income (loss)	$(12,851)	$7,438	$(40,390)	$(5,413)	$(41,687)
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	34,045	34,045	34,045
Class B units (5)	252	252	252	252	252
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023 and 2024.
(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

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	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Realized gain (loss):
Interest rate swap contracts	$3,987	$4,063	$3,538	$8,050	$6,543
Total realized gain (loss):	3,987	4,063	3,538	8,050	6,543
Unrealized gain (loss):
Interest rate swap contracts	(2,190)	939	4,667	(1,251)	(604)
Foreign exchange forward contracts	—	—	(81)	—	(125)
Total unrealized gain (loss):	(2,190)	939	4,586	(1,251)	(729)
Total realized and unrealized gain (loss) on derivative instruments:	$1,797	$5,002	$8,124	$6,799	$5,814

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2024, 420,675 of the Class B Units had been converted to common units.

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2024	At December 2023
ASSETS
Current assets:
Cash and cash equivalents	$56,619	$63,921
Amounts due from related parties	784	348
Inventories	3,717	3,696
Derivative assets	12,593	13,019
Other current assets	10,698	8,795
Total current assets	84,411	89,779

Long-term assets:
Vessels, net of accumulated depreciation	1,421,256	1,492,998
Right-of-use assets	1,730	2,126
Deferred tax assets	3,812	4,358
Derivative assets	6,406	7,229
Total Long-term assets	1,433,204	1,506,711
Total assets	$1,517,615	$1,596,490

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,475	$10,243
Accrued expenses	9,717	14,775
Current portion of long-term debt	89,157	98,960
Current lease liabilities	1,096	982
Income taxes payable	25	44
Prepaid charter and deferred revenue	2,354	467
Amount due to related parties	3,859	2,106
Total current liabilities	111,683	127,577

Long-term liabilities:
Long-term debt	806,214	857,829
Lease liabilities	634	1,144
Deferred tax liabilities	121	127
Deferred revenues	2,102	2,336
Total long-term liabilities	809,071	861,436
Total liabilities	920,754	989,013
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	499,593	510,013
Class B unitholders	3,871	3,871
General partner interest	9,089	9,285
Total partners’ capital	512,553	523,169
Total liabilities and equity	$1,517,615	$1,596,490

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital
(U.S. Dollars in thousands) Three Months Ended June 30, 2023 and 2024	Common Units	Class B Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308
Net income (loss)	(41,313)	—	(777)	—	(42,090)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Consolidated balance at March 31, 2024	$514,760	$3,871	$9,374	$—	$528,005	$84,308
Net income (loss)	(14,282)	—	(269)	—	(14,551)	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

Six Months Ended June 30, 2023 and 2024
Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income (loss)	(44,255)	—	(832)	—	(45,087)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	(8,650)	—	(163)	—	(8,813)	3,400
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2024	$499,593	$3,871	$9,089	$—	$512,553	$84,308

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UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2024	2023
OPERATING ACTIVITIES
Net income (loss) (1)	$(5,413)	$(41,687)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	55,490	55,836
Impairment	16,384	49,649
Amortization of contract intangibles / liabilities	—	(583)
Amortization of deferred revenue	(234)	(234)
Amortization of deferred debt issuance cost	1,089	1,355
Drydocking expenditure	(58)	(10,701)
Income tax (benefit)/expense	354	(196)
Income taxes paid	(23)	(414)
Unrealized (gain) loss on derivative instruments	1,251	729
Unrealized (gain) loss on foreign currency transactions	148	(43)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(436)	(430)
Decrease (increase) in inventories	(20)	2,663
Decrease (increase) in other current assets	(1,907)	6,904
Increase (decrease) in trade accounts payable	(4,636)	2,626
Increase (decrease) in accrued expenses	(5,058)	3,226
Increase (decrease) prepaid charter	1,887	3,318
Increase (decrease) in amounts due to related parties	1,754	43
Net cash provided by operating activities	60,572	72,061

INVESTING ACTIVITIES
(Additions) to vessel and equipment	(75)	(2,744)
Net cash used in investing activities	(75)	(2,744)

FINANCING ACTIVITIES
Proceeds from long-term debt	60,000	240,000
Repayment of long-term debt	(121,971)	(286,078)
Payment of debt issuance cost	(536)	(2,466)
Cash distributions	(5,203)	(5,203)
Net cash used in financing activities	(67,710)	(53,747)
Effect of exchange rate changes on cash	(89)	(25)
Net increase (decrease) in cash and cash equivalents	(7,302)	15,545
Cash and cash equivalents at the beginning of the period	63,921	47,579
Cash and cash equivalents at the end of the period	$56,619	$63,124

(1)	Included in net income (loss) is interest paid amounting to $33.6 million and $34.0 million for the six months ended June 30, 2024 and 2023, respectively.

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APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
(U.S. Dollars in thousands)	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
Net income (loss)	$(12,851)	$(40,390)	$(5,413)	$(41,687)
Interest income	(897)	(861)	(1,725)	(1,544)
Interest expense	16,863	18,107	34,328	35,476
Depreciation	27,748	28,107	55,490	55,836
Impairment	16,384	49,649	16,384	49,649
Income tax expense	213	49	354	(196)
EBITDA	47,460	54,661	99,418	97,534
Other financial items (a)	(2,002)	(8,121)	(6,509)	(5,603)
Adjusted EBITDA	$45,458	$46,540	$92,909	$91,931

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

•	market trends in the production of oil in the North Sea, Brazil and elsewhere;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;

•	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

•	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	impacts of supply chain disruptions and the resulting inflationary environment;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies, inflation and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	recoveries under KNOT Offshore Partners’ insurance policies;

•	the length and cost of drydocking;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

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•	the repayment of debt and settling of any interest rate swaps;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

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•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on climate, environmental and safety concerns;

•	the impact of any cyberattack;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2023 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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